STATEMENT OF QUALIFICATIONS

I, Andrew Holmes, do hereby certify that

I. I am employed as a senior hydrogeologist by:

   Piteau Associates Engineering Ltd.
   #215 – 260 West Esplanade,
   North Vancouver, B.C.
   V7M 3G7

II. I graduated with a B.A.Sc. from UBC in 1976.

III. I am a Profession Engineer, registered with APEGBC.

IV. I have worked as a geological engineer specializing in hydrogeology, continuously for a total of 30 years since my graduation from undergraduate university..

V. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

VI. I am responsible for the preparation of information relating to areas of responsibility in Sections 25.6 to 25.8 of this technical report titled New Afton Detailed Feasibility Study dated March 2007. My involvement with this project included evaluating the hydrogeology in the area of the proposed underground workings and tailings storage facility, assessing the groundwater flow regime, and identifying and developing designs for the groundwater control measures that will be required. This included prediction of groundwater inflows to the underground mine, and seepage estimates for the tailings impoundment.

VII. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

VIII. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

IX. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

X. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 30th day of March 2007.

[Signature] [Seal: PROFESSIONAL ENGINEER, PROVINCE OF BRITISH COLUMBIA, ANDREW T. HOLMES] March 30/07

Signature of Qualified Person

Andrew Holmes, P.Eng.

Print Name of Qualified Person